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05035518

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIEWTRADE FINANCIAL NETWORK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7280 W. Palmetto Park Road, Suite 105
(No. and Street)

Boca Raton	Florida	33433
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James St. Clair — 561-620-0306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec St., Ste 200	Greenwood Village	Colorado	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James St. Clair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Securities Alliance, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MEGAN K. WALLACE
MY COMMISSION EXPIRES
March 7, 2005
#DD 007222
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWTRADE FINANCIAL NETWORK, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
ViewTrade Financial Network, Inc.

We have audited the accompanying statement of financial condition of ViewTrade Financial Network, Inc. as of December 31, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ViewTrade Financial Network, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 11, 2005

VIEWTRADE FINANCIAL NETWORK, INC.

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	117,332
Due from parent (Note 3)		649,142
Due from clearing broker		128,472
Deposit with clearing broker		25,000
Furniture and equipment, net of accumulated depreciation of $7,385		26,273
Other assets		14,868
	$	**961,087**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		61,678
Commissions payable		121,341
Total liabilities		183,019
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, par value $.01 per share; 25,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		5,863,176
Deficit		(5,085,109)
Total shareholder's equity		778,068
	$	**961,087**

The accompanying notes are an integral part of this statement.

VIEWTRADE FINANCIAL NETWORK, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commissions	$ 5,068,590
Other income	793,234
Total revenue	5,861,824
EXPENSES:	
Commissions and fees	4,941,562
General and administrative	112,145
Regulatory, compliance and registration fees	250,651
Technology	82,877
Occupancy costs	133,052
Clearing costs	400,176
Total expenses	5,920,463
NET LOSS	$ (58,639)

The accompanying notes are an integral part of this statement.

VIEWTRADE FINANCIAL NETWORK, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-In	Retained Earnings
	Shares	Amount	Capital	(Deficit)
BALANCES, December 31, 2003	100	$ 1	$ 5,863,176	$ (5,026,470)
Net loss	-	-	-	(58,639)
BALANCES, December 31, 2004	**100**	**$ 1**	**$ 5,863,176**	**$ (5,085,109)**

The accompanying notes are an integral part of this statement.

VIEWTRADE FINANCIAL NETWORK, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(58,639)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		7,385
Decrease in other assets		13,339
Decrease in due from clearing broker		39,484
Increase in accounts payable and accrued expenses		57,722
Increase in due from related parties		(87,574)
Decrease in commissions payable		(167,022)
Net cash used in operating activities		(195,305)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(33,658)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(228,963)
CASH AND CASH EQUIVALENTS, at beginning of year		346,295
CASH AND CASH EQUIVALENTS, at end of year	**$**	**117,332**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**2,312**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

ViewTrade Financial Network, Inc.. (the "Company") was incorporated on January 28, 1999 as a Delaware Corporation. The Company operates as a securities broker-dealer registered with the Securities Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a wholly-owned subsidiary of ViewTrade Holdings Corporation.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Transactions

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from three to five years.

Income Taxes

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of cash flows, the Company considers highly liquid investments with a maturity of three months or less be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $87,785 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.08 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company shares office space, personnel and equipment under an agreement with an affiliate. The Company is charged on a month to month basis for its portion of these expenses. Total rent expense of approximately $50,000 was charged to operations during the year ended December 31, 2004.

In addition, at December 31, 2004, the Company had a receivable from its parent of $648,451 and a payable to an affiliate of $6,513.

NOTE 4 - INCOME TAXES

The Company has approximately $5,100,000 of net operating losses expiring through 2025, which may be used to offset future taxable income. Due to a change of ownership in the Company, these net operating loss carryforwards are subject to substantial limitations annually in accordance with rules and regulations of the Internal Revenue Service. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 4 - INCOME TAXES (continued)

The Company has approximately $1,740,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2004 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carry forward	$ 1,740,000
Valuation allowance for deferred tax assets	(1,740,000)
	$ -

The valuation allowance increased approximately $50,000 for the year ending December 31, 2004.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company has a deposit with and receivable from its clearing broker. If the clearing broker should cease business, these amounts could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company's financial instruments, including cash, deposit with and receivable from clearing broker, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments.

SUPPLEMENTARY INFORMATION

VIEWTRADE FINANCIAL NETWORK, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

CREDIT:		
Shareholder's equity	$	778,068
DEBITS:		
Nonallowable assets:		
Receivable from parent		649,142
Furniture and equipment, net		26,273
Other assets		14,868
Total debits		690,283
NET CAPITAL		87,785
Minimum requirements of 6-2/3% of aggregate indebtedness of $183,019 or $50,000, whichever is greater		50,000
Excess net capital	**$**	**37,785**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	61,678
Commissions payable		121,341
TOTAL AGGREGATE INDEBTEDNESS	**$**	**183,019**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**2.08 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2004.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
ViewTrade Financial Network, Inc.

In planning and performing our audit of the financial statements and supplementary information of ViewTrade Financial Network, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ViewTrade Financial Network, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of ViewTrade Financial Network, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that ViewTrade Financial Network, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 11, 2005

VIEWTRADE FINANCIAL NETWORK, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004